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ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

31st March, 2008

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission
Sub: Allotment of 17,00,000 Equity Shares of Rs.10 each on conversion of Warrants issued on Preferential basis

Ladies and Gentlemen :

This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 9.1.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Encl : a/a.

ADITYA BIRLA GROUP

FILE NO : 82-34979

31st March, 2008

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Re : Scrip Code – BSE – 500 303
Sub: Allotment of 17,00,000 Equity Shares of Rs.10 each on conversion of Warrants issued on Preferential basis

We wish to inform you that the Investor Relations & Finance Committee of the Board of Directors of the Company has today i.e. Monday, 31st March, 2008, by way of Circular Resolution, approved allotment of 17,00,000 equity shares of Rs. 10 each at a premium of Rs. 1997.45 each to TGS Investment and Trade Private Limited and IGH Holdings Private Limited, the Promoter and Promoter Group Company on conversion of equivalent number of Warrants issued to them on 21st February, 2008.

We shall forward the application for listing of these shares separately shortly.

The above is for your information and record.

Thanking you,

Yours faithfully,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

END

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat . Website : www.adityabirlanuvo.co.in / www.adityabirla.com